
05006253


ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

17 February 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encl


ventracor

asx announcement

Ventracor Appoints US-based medical device veteran as Chief Operating Officer

Sydney, 17 February 2005: Ventracor Limited (ASX:VCR) today announced the immediate appointment of Peter Crosby as Chief Operating Officer to lead the company's strategic marketing, sales and distribution in Ventracor's major global markets.

Mr. Crosby will initially focus on marketing and sales of the VentrAssist™ left ventricular assist system (LVAS) as well as clinical trials and regulatory approvals.

He brings to Ventracor more than 20 years experience in the global commercialisation of cardiac medical devices. His speciality areas include product development, marketing, strategic planning and business development. He will report to Chief Executive Officer Colin Sutton PhD.

"We are pleased Ventracor has attracted such a widely experienced and well respected medical device executive to join our team and lead our international efforts to commercialise the VentrAssist™, " Dr Sutton said.

Mr Crosby has been the CEO of four medical device companies in three countries and is a dual citizen of Australia and the United States. He was recently President and CEO of Ischemia Technologies, a Denver-based company which has developed a new and proprietary diagnostic test for cardiac ischemia.

He is member of Board of directors of Cardiac Science Inc (NASDAQ:DFIB), a developer and manufacturer of automatic external defibrillators (AED). Mr. Crosby also serves as Chairman of the Board of CardioComm Solutions, Inc, a Canadian developer of software products and internet solutions for ECG management.

Mr Crosby has participated in the origination of over 16 US patents in the field of medical devices and diagnostics and authored numerous papers on various biomedical engineering topics.

From early 1996, he was the President and CEO of Seattle based NeoVision Corporation, a development stage medical device company working in the diagnosis and treatment of breast disease, which was sold in 1997 to US Surgical Corp.

Until 1995, Mr Crosby occupied leadership positions at Telectronics Pacing Systems, a developer and manufacturer of cardiac pacemakers and implantable defibrillators, which was sold to St. Jude Medical in 1995. Prior to that he was CEO of Ausonics Limited in Sydney and was one of the early team who started Cochlear.

He holds a Bachelor of Science in Electrical Engineering and a Master of Engineering Science from the University of Melbourne, Australia. Mr Crosby will be based in the United States.

For further information, please contact:
Colin Sutton
Chief Executive Officer
Ventracor Limited
(02) 9406 3100

John Massey
Chairman
Ventracor Limited
(07) 386 84958 or 0419 744 955

Peter Crosby Chief Operating Officer

Ventracor Limited +1(303) 570 3327

The VentrAssist™ LVAS

The VentrAssist™ LVAS provides left heart support and is designed as a permanent alternative to a heart transplant. The titanium alloy pump is implanted below the diaphragm and is connected to the circulatory system using standard fabric tubes known as vascular graphs. The device is 2.5 inches (60mm) in diameter and weighs just 10oz (298 grams).

About Ventracor

Ventracor (ASX:VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS), for patients in cardiac failure.

The company is focused on commercialising the VentrAssist™ and bringing it to global markets in record time. Ventracor is confident of obtaining a significant share of the LVAS market, which independent analysts expect to be valued at between $US7.5 billion and $US12 billion per year.

Remuneration

Mr Crosby's remuneration will comprise a total fixed remuneration package of USD275,000 per annum plus an annual incentive to a maximum of 50 precent of the fixed remuneration based on the achievement of specifically agreed short term performance hurdles.

Mr Crosby will be entitled to participate in a long term equity-based incentive plan relevant to his position and location.

The Board is currently reviewing the alternative schemes for international executives with the aid of a specialist external consultant. It is intended the long-term incentive plan ultimately adopted will be based on successful achievement of specific performance targets by Ventracor.



asx announcement

Ventracor Half-Year Report Summary

Sydney, 16 February 2005: Ventracor Limited (ASX: VCR) today announced a loss for the half-year of $13 million. This reflected the company's steady progress towards commercialisation of its VentrAssist™ heart assist device.

During the period, patient enrolment was successfully completed in a Pilot Trial at The Alfred hospital in Melbourne. The aim of the Pilot Trial was to evaluate the safety of the VentrAssist™ left ventricular assist system (LVAS) in patients who were gravely ill from heart failure, were no longer responding to optimal medical therapy and who had no other medical options available. This trial was successfully concluded in September 2004.

Another significant step forward was made with the start of patient enrolment in the global CE Mark Trial in September 2004.

Training of surgical and medical staff at leading Australian, New Zealand and UK heart transplant centers was completed, along with training at Rikshospitalet University Hospital in Oslo Norway and Papworth Hospital in Cambridge UK. Both hospitals are among the largest transplant centers in Europe.

Ventracor's CE Mark Trial is aimed at gaining approval to begin selling the VentrAssist™ in the key market of Europe. As of today, seven implants have been performed in four Australian hospitals as part of the CE Mark Trial.

Ventracor Chairman John Massey said: "Substantial resources were also directed towards the achievement of another significant milestone, the submission of the company's investigational device exemption (IDE) with the US Food and Drug Administration (FDA) requesting permission to start a bridge-to-transplant (BTT) trial in the USA."

On 8 February 2005, the FDA gave conditional approval to begin a feasibility study at five transplant centres involving 10 bridge-to-transplant patients in the USA.

"This achievement occurred earlier than expected. As a result, a review is underway to assess if there is an opportunity to re-balance the allocation of company resources between the European trial and US feasibility trials," Mr Massey said.

To maintain its progress towards commercialisation and to support current and anticipated clinical trial activity, the company continued the expansion of its production and quality assurance capabilities as well as its manufacturing engineering, regulatory, clinical affairs, marketing and clinical support activities.

The company also maintained its focus on continuing research and development with expenditure increasing by 31 percent over the previous corresponding period to $2.7million.

In total, the company's expenditure for the six months increased in-line with expectations from $8.4 million in the previous corresponding period to $14.6 million. At 31 December 2004, the company had cash reserves of $46 million.

About Ventracor

Ventracor (ASX:VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS), for patients in cardiac failure. The company is focused on commercialising the VentrAssist™ and bringing it to global markets in record time. Ventracor is confident of obtaining a significant share of the LVAS market, which independent analysts expect to be valued at between $US7.5 billion and $US12 billion per year.

For further information, please contact:

John Massey
Chairman
Ventracor Limited
07 3868 4958

Colin Sutton PhD
Chief Executive Officer
Ventracor Limited
02 9406 3100

Appendix 4D

Half-Year Report to the Australian Stock Exchange

Name of Entity	Ventracor Limited
ABN	46 003 180 372
Half Year ended	31 December 2004
Previous corresponding period	31 December 2003

Results for announcement to the market

				$
Revenue from ordinary activities	up	48%	to	1,604,000
Loss from ordinary activities after tax attributable to members	up	77%	to	13,004,000
Net profit/(loss) for the period attributable to members	up	77%	to	13,004,000

	Current period	**Previous corresponding period**
Net tangible assets per ordinary security	26.7 cents	41.5 cents

No interim dividend was paid and it is not proposed to pay any dividends.

Explanation of Revenue

Revenue is principally comprised of income received from bank bill investments. Income from these investments increased in current reporting period, contributing $1.5m to the consolidated entity's total revenues.

Explanation of Net loss

The company's loss for the half-year of $13.0m continues to reflect the company's steady progress towards commercialisation of the VentrAssist™ heart device. During the period, patient enrolment was successfully completed in respect to the Pilot Trial at the Alfred Hospital. The aim of the Pilot Trial was to evaluate the safety of the VentrAssist ™ device in patients who were gravely ill from heart failure, were no longer responding to optimal medical therapy and for whom there were no other options available. This trial was successfully concluded in September 2004.

A significant step forward was taken with the commencement of patient enrolment in September 2004 of the global CE mark trial. Training in respect of all Australian, New Zealand and UK centers was completed, as was training of Norwegian staff from the Rikshospitalet University Hospital, which together with the Papworth Hospital in the UK are among two of the largest transplant centers in Europe. The CE mark trial is aimed at gaining approval for sales of the VentrAssist™ in the key market of Europe. As at the date of this report, seven implants have been performed in four Australian hospitals as part of the CE trial.

Substantial resources were directed towards the achievement of another significant milestone being the submission of the company's investigational device exemption (IDE) with the US Food

and Drug Administration (FDA) requesting permission to start a bridge-to-transplant (BTT) trial in the USA. On 8 February 2005, the FDA granted conditional approval to begin a feasibility study at five transplant centres involving 10 bridge-to-transplant patients. This achievement has occurred earlier than expected. As a result, a review is currently underway to assess whether there is an opportunity to re-balance the allocation of company resources between the European CE and US feasibility trials.

To maintain the progress towards commercialization of the VentrAssist™ heart device and to support current and anticipated clinical trial activity the company continued the expansion of its production and QA capabilities as well as its manufacturing engineering, regulatory, clinical affairs, marketing and clinical support activities.

A summary of the consolidated entity's key operational expenditures for the half year ended 31 December 2004 are provided in the table below.

Production and quality assurance	up	189%	to	5,798,000
Manufacturing engineering	up	1,578%	to	1,229,000
Regulatory and clinical affairs	up	24%	to	1,129,000
Marketing and clinical support	up	140%	to	760,000

The company also maintained its focus on continuing research and development with expenditure increasing by 31% over the previous corresponding period to $2.7m.

In total, the company's expenditure for the 6 months increased in line with expectations from $8.4m in the previous corresponding period to $14.6m.

At 31 December 2004, the company had cash reserves of $46.0m.

Ventracor Limited

ABN: 46 003 180 372

Half-Year Report

31 December 2004

This financial report covers the consolidated entity consisting of Ventracor Limited and its controlled entities.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcement made by Ventracor Limited during the interim reporting period in accordance with the continuous reporting requirements of the Corporations Act 2001.

VENTRACOR LIMITED AND CONTROLLED ENTITIES
CONTENTS

VENTRACOR LIMITED AND CONTROLLED ENTITIES
DIRECTORS' REPORT

Your directors present their report on the consolidated entity consisting of Ventracor Limited and the entities it controlled at the end of, or during, the half-year ended 31 December, 2004.

1. DIRECTORS

The following persons were directors of Ventracor Limited during the whole of the half-year and up to the date of this report:

J C Massey
E A Nosworthy
C N Sutton
J F Ward
K L Woodthorpe

R Harricks was appointed a director on 12 November 2004 and continues in office at the date of this report.

2. REVIEW OF OPERATIONS

The company's loss for the half-year of $13.0m continues to reflect the company's steady progress towards commercialisation of the VentrAssist™ heart device. During the period, patient enrolment was successfully completed in respect to the Pilot Trial at the Alfred Hospital. The aim of the Pilot Trial was to evaluate the safety of the VentrAssist ™ device in patients who were gravely ill from heart failure, were no longer responding to optimal medical therapy and for whom there were no other options available. This trial was successfully concluded in September 2004.

A significant step forward was taken with the commencement of patient enrolment in September 2004 of the global CE mark trial. Training in respect of all Australian, New Zealand and UK centers was completed, as was training of Norwegian staff from the Rikshospitalet University Hospital, which together with the Papworth Hospital in the UK are among two of the largest transplant centers in Europe. The CE mark trial is aimed at gaining approval for sales of the VentrAssist ™ in the key market of Europe. As at the date of this report, seven implants have been performed in four Australian hospitals as part of the CE trial.

Substantial resources were directed towards the achievement of another significant milestone being the submission of the company's investigational device exemption (IDE) with the US Food and Drug Administration (FDA) requesting permission to start a bridge-to-transplant (BTT) trial in the USA. On 8 February 2005, the FDA granted conditional approval to begin a feasibility study at five transplant centres involving 10 bridge-to-transplant patients. This achievement has occurred earlier than expected. As a result, a review is currently underway to assess whether there is a requirement to re-balance the allocation of company resources between the European CE and US feasibility trials.

At 31 December 2004, the company had cash reserves of $46.0m of which 98% were invested in A1+ rated bank bills. The directors regularly monitor the company's cash position and on an on-going basis, consider a number of strategic and operational initiatives to ensure that funding continues to be available for the company to meet its business objectives in a timely manner.

To maintain the progress towards commercialization of the VentrAssist™ heart device,and to support current and anticipated clinical trial activity the company continued the expansion of its production and QA capabilities (up 189% over the previous corresponding period to $5.8m), as well as its manufacturing engineering, regulatory, clinical affairs, marketing and clinical support activities.

In total, the company's expenditure for the 6 months increased in line with expectations from $8.4m in the previous corresponding period to $14.6m. An analysis of expenditure incurred in the current half-year is provided in the Consolidated Statement of Financial Performance.

In line with the company's accounting policy, all research and development expenditure is expensed in the year in which it is incurred.

3. AUDITOR'S INDEPENDENCE DECLARATION

A copy of the auditors' independence declaration as required under section 307C of the *Corporation Act 2001* attached to the half-year report.

4. ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases to the nearest dollar.

This report is made in accordance with a resolution of the directors.

John C Massey
Chairman
Sydney, NSW
15 February 2005

VENTRACOR LIMITED AND CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Notes	Half Year 2004 $'000	Half Year 2003 $'000
Other revenues from ordinary activities	3	**1,604**	**1,084**
Other expenses from ordinary activities:			
Corporate, management, IT and administration		2,961	3,038
Manufacturing Engineering		1,229	73
Marketing and clinical support		760	317
Production and quality assurance		5,798	2,006
Regulatory and clinical affairs		1,129	912
Research and development	4	2,731	2,082
Loss from ordinary activities before income tax expense	3	**(13,004)**	**(7,344)**
Income tax expense		-	-
Loss from ordinary activities after related income tax expense		**(13,004)**	**(7,344)**
Net loss attributable to members of Ventracor Limited		(13,004)	(7,344)
Total changes in equity attributable to members of Ventracor Limited other than those resulting from transactions with owners as owners		(13,004)	(7,344)

		Cents	Cents
Basic earnings per share	6	(6.70)¢	(4.14)¢
Diluted earnings per share	6	(6.67)¢	(4.08)¢

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

VENTRACOR LIMITED AND CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2004

	31 December 2004 $'000	30 June 2004 $'000
CURRENT ASSETS		
Cash assets	45,963	60,794
Receivables	378	230
Other	447	219
Total Current Assets	46,788	61,243
NON-CURRENT ASSETS		
Property, plant and equipment	7,425	4,367
Total Non-Current Assets	7,425	4,367
Total Assets	54,213	65,610
CURRENT LIABILITIES		
Payables	1,797	1,628
Provisions	367	432
Total Current Liabilities	2,164	2,060
NON-CURRENT LIABILITIES		
Provisions	134	56
Total Non-Current Liabilities	134	56
Total Liabilities	2,298	2,116
NET ASSETS	51,915	63,494
EQUITY		
Contributed capital	123,047	121,622
Accumulated losses	(71,132)	(58,128)
TOTAL EQUITY	51,915	63,494

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

VENTRACOR LIMITED AND CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Notes	Half-Year 2004 $'000	Half-Year 2003 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash payments in the course of operations		(14,079)	(8,141)
Interest received		1,414	745
Other revenue received		-	3
Net cash outflow from operating activities		(12,665)	(7,393)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for plant and equipment		(3,591)	(756)
Net cash outflow from investing activities		(3,591)	(756)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issues of shares	5	1,425	67,474
Share issue transaction costs		-	(1,577)
Net cash inflow from financing activities		1,425	65,897
Net increase/(decrease) in cash held		(14,831)	57,748
Cash at the beginning of the financial period		60,794	12,612
Cash at the end of the financial period		45,963	70,360

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

1. BASIS OF PREPARATION OF HALF-YEAR FINANCIAL REPORT

This general purpose financial report for the interim half-year reporting period ended 31 December 2004 has been prepared in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcements made by Ventracor Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

(a) Comparatives

Comparative figures have been restated to enhance comparability with the current half-year ended 31 December 2004. In the current half-year, changes have been made to comparative information in the Statements of Financial Performance as follows:

(i) Expenses from ordinary activities

Functional expense classifications have been re-defined consistent with the evolving nature of Ventracor's business, and its progressive transition towards commercialisation.

(b) International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB will issue AASB equivalents to IFRS, and Urgent Issues Group abstracts corresponding to International Financial Reporting Interpretations adopted by the International Accounting Standards Board. These Australian pronouncements will be known as Australian equivalents to International Financial Reporting Standards (AIFRSs). The adoption of AIFRSs will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Ventracor Limited has established a project team to manage the transition to AIFRSs, including training of staff and system and internal control changes necessary to gather all the required financial information. The project team is led by the Financial Controller and reports to the Audit Risk and Compliance Committee. A timetable for managing the transition to AIFRSs has been established and both the review and implementation process is substantially completed. The project team has obtained an overview of the AIFRSs and has identified the key areas of impact. In some cases choices of accounting policies are available, including elective exemptions under AASB 1 First-time Adoption of Australian International Financial Reporting Standards. Some of these choices are still being analysed to determine the most appropriate accounting policies. For those reasons, it is not yet possible to quantify the impact of the transition to AIFRSs on the consolidated entity's financial position and reported results.

To date, the following potential changes to the accounting policies of the Consolidated Entity have been identified:

(i) Income Tax

Under AASB 112 Income Taxes, a new method of accounting for income taxes, known as the "balance sheet liability method" will be adopted replacing the current "tax effect income statement" approach.

The new method will represent a change to the current accounting policy as it will require the

(b) International Financial Reporting Standards (IFRS) – cont'd

recognition of deferred tax balances in the statement of financial position when there is a difference between the carrying value of an asset or liability and its tax base.

(ii) Equity-based compensation benefits

Whilst the Company has disclosed the fair values of options at grant dates using the Black-Scholes option pricing model, under AASB 2 Share-based payment, equity-based compensation to employees will be recognised as an expense in respect of the services received over the vesting period.

This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

(iii) Impairment Testing

Under AASB 136 Impairment of Assets, certain items of plant and equipment may require determination of their recoverable amounts (as either part of a cash generating unit or individually dependent on the circumstances) by discounting cash flows using a risk-adjusted and asset-specific discount rate.

This is not expected to have a significant impact on the consolidated entity.

(iv) Revenue

Under AASB 118 Revenue and AASB 120 Accounting for Government Grants and Disclosure of Government Assistance, Government grants will be recognised as income over the periods necessary to match them with the related costs which they are intended to compensate. Currently, government grants are recognised as revenue over the relevant period of the grant.

(v) Hedging

Whilst the Company does not currently have a requirement for a formal hedging policy, there may be significant foreign currency denominated transactions in the future. AASB 139 - Financial Instruments: Recognition and Measurement recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness outside the prescribed range precludes the use of hedge accounting which may result, in volatility in the future reported results.

2. SEGMENT INFORMATION

Business Segments

The consolidated entity is organised in Australia into the following division by product and service type.

VentrAssist™ Segment

The VentrAssist™ segment has designed and developed a Left Ventricular Assist System (LVAS) and related technologies. This segment is organized into the following operating departments:

- Manufacturing Engineering
- Marketing and clinical support
- Production and quality assurance
- Regulatory and clinical affairs
- Research and development

A relevant proportion of corporate, management and administration expenses has been allocated in the determination of the segment result.

The segment utilises specialist medical companies in Australia and internationally to assist in the production of "artificial heart" pumps for the clinical trials. Final testing and assembly of the "artificial heart" pumps is carried out in Australia. The applied research department is currently investigating other fields of use for the LVAS technologies and applications for related technologies.

Geographical Segments

The consolidated entity's divisions are managed and operated in Australia. During the half-year, the following subsidiaries were incorporated.

- Ventracor (UK) Limited – to undertake European trial and marketing activities
- Ventracor Inc. – to undertake US trial and marketing activities

The above subsidiaries did not trade during the period.

Primary reporting – business segments	VentrAssist™ segment Half-Year		Consolidated Half-Year	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
External segment revenue	-	-	-	-
Inter-segment revenue	-	-	-	-
Total segment revenue (excluding interest)	-	-	-	-
Unallocated interest income			1,453	1,081
Unallocated other revenue			151	3
Revenue from ordinary activities			1,604	1,084
Segment result	(11,612)	(5,285)	(11,612)	(5,285)
Unallocated revenue less unallocated expenses			(1,392)	(2,059)
Loss from ordinary activities before income tax			(13,004)	(7,344)
Income tax expense			-	-
Loss from ordinary activities after income tax			(13,004)	(7,344)

3. LOSS FROM ORDINARY ACTIVITIES

Loss from ordinary activities before income tax expense includes the following items of revenue and expense which, together with other disclosures in this report, are relevant in explaining the financial performance for the half-year:

	Half-Year 2004 $'000	Half-Year 2003 $'000
REVENUE		
Other Revenues from ordinary activities		
Interest Income	1,453	1,081
Net foreign exchange gain	50	3
Other	101	-
	1,604	1,084
Total Revenue	**1,604**	**1,084**
EXPENSES		
Amortisation		
- leasehold improvements	149	9
Depreciation – plant and equipment	522	242
Rental expense	261	147
Research and Development (incl. depreciation)	2,731	2,082

4. RESEARCH AND DEVELOPMENT

All Research & Development expenditure is expensed as incurred.

5. EQUITY SECURITIES ISSUED

	Half-year 2004 Shares	Half-year 2003 Shares	Half-year 2004 $'000	Half-year 2003 $'000
Issues of ordinary shares during the half-year				
Exercise of options issued under the Ventracor Employee Option Plan	1,532,500	427,500	1,425	369
Share Placement	-	15,000,000	-	33,750
Rights Issue	-	14,824,491	-	33,355
	1,532,500	30,251,991	1,425	67,474

6. EARNINGS PER SHARE

	Half-year 2004	Half-year 2003
Basic earnings per share (loss) - cents	(6.70)¢	(4.14)¢
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	194,151,335	177,497,624
Diluted earnings per share (loss) - cents	(6.67)¢	(4.08)¢
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	194,902,519	180,165,704

Information concerning earnings per share:

Earnings for the purpose of the calculation of basic earnings per share and diluted earnings per share is the loss from ordinary activities after related income tax expense.

Options granted are considered to be potential ordinary shares. In respect of the half-year ended 31 December 2004, options are dilutive and are therefore included in the calculation of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

7. EVENTS OCCURRING AFTER REPORTING DATE

Since 31 December 2004, the Consolidated Entity has undertaken a review of its operations and implemented organizational changes which:

a) are designed to create a stronger correlation between the operational requirements of the business and its milestones; and
b) will have minimal impact in terms of disruption to the achievement of those milestones.

On 25 October 2004, shareholders approved new Employee and Executive Share Plans, as well as the issue of 400,000 shares to Dr Colin Sutton pursuant to the Executive Share Plan. Subsequent to the end of the half-year, Ventracor Limited has granted the following shares in accordance with the Explanatory Memorandum accompanying the Notice of Annual General Meeting 2004:

Plan Name	No. shares Granted	Market Value At Grant Date	Vesting Date
Employee Share Plan	77,500	$ 123,225	Refer Note [1]
Executive Share Plan (excluding shares issued to Dr Colin Sutton)	1,602,298	$ 2,547,655	25 October 2005, 25 October 2006, 25 October 2007, 25 October 2008, 25 October 2009[2]
Shares issued to Dr Colin Sutton pursuant to the Executive Share Plan	400,000	$ 636,000	31 December 2004 31 December 2005 31 December 2006[3]
	2,079,798	$ 3,306,880	

7. EVENTS OCCURRING AFTER REPORTING DATE (cont'd)

[1] Shares granted pursuant to the Employee Share Plan vest immediately but are subject to a disposal restriction ("holding lock") for a period of one year from the date of grant.

[2] Vesting occurs annually over 5 years subject to the attainment of performance hurdles based on the performance of Ventracor Limited as measured against the S&P ASX 200 index

[3] Shares Issued to Dr Colin Sutton vest annually over three years subject to the attainment of performance hurdles based on the performance of Ventracor Limited as measured against the S&P ASX 200 index.

On 8 February 2005, the FDA granted conditional approval to begin a feasibility study at five transplant centres involving 10 bridge-to-transplant patients. This achievement has occurred earlier than expected. As a result, a review is currently underway to assess whether there is a requirement to re-balance the allocation of company resources between the European CE and US feasibility trials.

Apart from those matters stated above, since 31 December, 2004, no other matter or circumstance has arisen that has significantly affected or may affect:

a) the consolidated entity's operations in future financial years, or
b) the results of the operations in future financial years, or
c) the consolidated entity's state of affairs in future financial years.

8. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

Contingent assets

ARC Grant
The Australian Research Council has advised that Ventracor has been awarded two collaborative grants to the value of $1,227,000. The grants allow Ventracor to further its clinical research and product development in partnership with the University of New South Wales and University of Technology, Sydney.

The grant with the University of New South Wales will assist in funding research into physiological control of the LVAD is valued at $787,000 over four years. A contingent asset has not been recognised as a receivable at 31 December 2004 as it is dependent upon the commencement of the relevant project.

The grant with the University of Technology Sydney will assist in funding research into a Transcutaneous Energy Transmission System (TETS) and is valued at $440,000 over two years. A contingent asset has not been recognised as a receivable at 31 December 2004 as it is dependent upon the dependent upon the signing of a formal agreement and commencement of the relevant project.

Contingent liabilities

The detail and estimated maximum amounts of contingent liabilities that may become payable are set out below. The directors are not aware of any circumstance or information which would lead them to believe that these liabilities would crystallise and consequently, no provisions have been included in the financial statements in respect of these matters

START Grant
In a previous financial period, the parent entity received a START Grant from the Industry Research and Development Board totalling $3,880,000. As part of the START grant standard agreement, under certain circumstances the grant, together with interest, may be repayable. These circumstances include the project not being commercialised within its prescribed timeframe, the Company breaching the agreement or an insolvency event occurring. The directors consider these circumstances unlikely

Guarantees
The company has in place a bank guarantee in respect of its rental obligations in the total amount of $135,600.

VENTRACOR LIMITED AND CONTROLLED ENTITIES
DIRECTORS' DECLARATION

The directors declare that the financial statements and notes set out on pages 5 to 13:

(a) comply with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December, 2004 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001;* and

(b) there are reasonable grounds to believe that Ventracor Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

John C Massey
Chairman
Sydney, NSW
15 February 2005



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent review report to the members of Ventracor Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Ventracor Limited:

- does not give a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of the Ventracor Group (defined below) as at 31 December 2004 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Ventracor Group (the consolidated entity), for the half-year ended 31 December 2004. The consolidated entity comprises both Ventracor Limited ("the company") and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.



We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel, and
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

MW Chiang
Partner

Sydney
15 February 2005



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the review of Ventracor Limited for the half year ended 31 December 2004, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review

This declaration is in respect of Ventracor Limited during the period.

MW Chiang
Partner
PricewaterhouseCoopers

15 February 2005
Sydney